UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia

+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Nova Minerals Limited (the “Company”) dated December 8, 2025, titled “Nova CEO to Present at the Redchip Metals & Mining Webinar and Emerging Growth Conference”.

Attached to this report on Form 6-K as Exhibit 99.2 is a copy of the corporate presentation of Nova Minerals Limited (the “Company”) dated December 8, 2025, titled “Investor Update December 2025” that was referenced to the press release dated December 8, 2025, presented at the Redchip Metals & Mining Webinar and Emerging Growth Conference and also posted to the Company’s corporate website on such date.

This report on Form 6-K (including the exhibit attached hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated December 8, 2025 – Nova CEO to Present at the Redchip Metals & Mining Webinar and Emerging Growth Conference
99.2	Corporate presentation dated December 8, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: December 8, 2025	By:	/s/ Craig Bentley
	Name:	Craig Bentley
	Title:	Director of Finance and Compliance and Director

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